Press Release	Source: Next, Inc.

Next, Inc. Announces Third Quarter Earnings

Company Reports Profit of $203,408 or $.01 in Earnings Per Share on Increasing Operating Margins

CHATTANOOGA, TENN.--(BUSINESS WIRE) – September 27, 2007 --Next Inc. (OTCBB:NXTI - News) an emerging leader in the sportswear products industry today announced its fiscal third quarter earnings for the three months ended August 31, 2007.  The Company will file its Form 10-Q for the quarter on or before October 15, 2007.

Net sales were $5,858,225 for the three months ended August 31, 2007, compared to $8,876,376 for the three months ended September 1, 2006.  The Company earned net income of $203,408, or $0.01 per share for the third quarter of 2007 compared to prior year net income of $219,917, or $0.01 per share for the same period.  There were no extraordinary, special, or one-time credits associated with either period’s quarter’s results.

For the nine months ended August 31, 2007, net sales were $11,641,458, compared to $18,550,417 for last year’s same period.  Net loss for the current year is $758,193 or $0.04 per share versus a loss of $8,821, or $0.00 per share last year.

Mr. David Cole, the Company's CFO stated, "The improvements in our operating margin that we’ve been discussing in our first two quarterly reports is now readily apparent with the increased sales volume of the third quarter.  Our net income earned this quarter was 92% of last year’s net income on 66% of the net sales volume base.“

Cole continued, “We continue to focus attention on reducing costs because it is resulting favorably on our operating results. We are also continuing to manage our cash flow wisely.   Our working capital (receivables, inventory and payables) is in good shape.”

Mr. Robert Budd, the Company’s CEO stated, “Although pleased with the substantial improvements in operating margins resulting in profitability in the quarter, some of the top line decrease is directly attributable to not wanting to continue low margin programs that were in place in 2006. In many cases we are rebuilding our customer base and business. We are also feeling the effects of economic factors impacting the retail apparel segment. We will continue to work on building our top line but not at the expense of margin. As we have said many times, top line growth for the sake of growth just does not make sense. We are reviewing new opportunities to diversify sales into new distribution channels and hope to announce progress on this soon.”

About Next Inc. http://www.nextinc.net

Next, Inc. is a creative and innovative sales and marketing organization that designs, develops, markets and distributes licensed imprinted sportswear primarily through major college and university, motor sports and other major promotional key licensing agreements and the Company's own proprietary brands. Next is one of the dominant players in the highly fragmented imprinted sportswear industry.

The company has expanded its distribution to include e-commerce through which a significant amount of the Company's most popular licensed products is marketed. The most significant are www.campustraditionsusa.com, www.rpmsportsusa.com, www.americanbiker.com and www.americanwildlifeusa.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which contains a safe harbor for forward-looking statements.  The Company relies on this safe harbor in making such disclosures.  The statements are based on management’s current beliefs and assumptions about expectations, estimates, strategies and projections.  These statements are not guarantees of future performance or results and involve risks, uncertainties and assumptions that are difficult to predict.  Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Contact:

Next, Inc., Chattanooga

Jason Assad, 423-296-8213 Ext. 113

jassad@nxt-inc.com

NEXT, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
	August 31, 2007	September 1, 2006
	(unaudited)	(unaudited)
Net sales	$5,858,225	$8,876,376
Net income	$203,408	$219,917
Net income per share, basic and diluted	$0.01	$0.01

	Nine Months Ended
	August 31, 2007	September 1, 2006
	(unaudited)	(unaudited)
Net sales	$11,641,458	$18,550,417
Net loss	$(758,193)	$(8,821)
Net loss per share, basic and diluted	$(0.04)	$(0.00)